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Pricing Term Sheet

Filed pursuant to Rule 433

Relating to

Preliminary Prospectus Supplement dated September 10, 2015 and

Prospectus Supplement dated September 10, 2015 to

Prospectus dated August 5, 2015

Registration Statement No. 333-206104

$350,000,000 5.100% Notes due 2025

Issuer:	Wyndham Worldwide Corporation

Trade Date:	September 10, 2015

Settlement Date:	September 15, 2015

Title of Securities:	5.100% Notes due 2025

Principal Amount:	$350,000,000

Maturity Date:	October 1, 2025

Interest Rate:	5.100% per annum

Interest Rate Adjustment:	The interest rate on the notes is subject to adjustment as described in the Preliminary Prospectus Supplement.

Price to Public:	99.966%

Gross Proceeds to Issuer:	$349,881,000

Yield to Maturity:	5.104%

Spread to Benchmark Treasury:	T + 287.5 basis points

Benchmark Treasury:	2.000% Notes due August 15, 2025

Benchmark Treasury Price / Yield:	97-31/2.229%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2016

Optional Redemption Provisions:	Prior to July 1, 2025, make-whole call at any time at a discount rate of Treasury plus 45 basis points; par call at any time on and after July 1, 2025

CUSIP / ISIN:	98310W AM0 / US98310WAM01

Joint-Book Running Managers:	J.P. Morgan Securities LLC
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Deutsche Bank Securities Inc.
Wells Fargo Securities, LLC

Senior Co-Managers:	Mitsubishi UFJ Securities (USA), Inc.
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
BBVA Securities Inc.
SunTrust Robinson Humphrey, Inc.

Use of Proceeds:

The issuer intends to use the net proceeds of this offering for the repayment, redemption, repurchase, defeasance or other retirement of outstanding indebtedness, including commercial paper and debt outstanding under its revolving credit facility, and for general corporate purposes

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Goldman, Sachs & Co. collect at 1-212-902-1171 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.